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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

TranSwitch Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

894065101
(CUSIP Number)

Herbert Chen 650 Madison Avenue, 17th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	894065101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Herbert Chen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

856,553 (1)

8.	SHARED VOTING POWER

1,659,904

9.	SOLE DISPOSITIVE POWER

856,553 (1)

10.	SHARED DISPOSITIVE POWER	[_]

1,659,904

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,516,457

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.77%

14.	TYPE OF REPORTING PERSON*

IN

(1)	This includes 9,742 shares owned by Herbert Chen's wife and 600 shares owned by his minor daughter.

CUSIP No.	894065101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Lattanzio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,650,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,650,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,650,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.06%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	894065101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lattanzio Chen Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,650,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,650,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,650,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.06%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	894065101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lattanzio Chen Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,425,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,425,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,425,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.10%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	894065101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chen Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

225,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

225,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

225,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.96%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	894065101

Item 1.	Security and Issuer.

The name of the issuer is TranSwitch Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's offices is Three Enterprise Drive, Shelton, Connecticut 06484.  This schedule relates to the Issuer's Common Stock, $.001 par value per share (the "Shares").

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Herbert Chen, John Lattanzio, Lattanzio Chen Management, LLC, Lattanzio Chen Partners, L.P., and Chen Capital Partners, L.P. (collectively, the "Reporting Persons").

(b)	The main business address of each of the Reporting Persons is 650 Madison Avenue, 17th Floor, New York, New York 10022.

(c)
Lattanzio Chen Management, LLC provides investment management services to private investment vehicles, including Lattanzio Chen Partners, L.P..  Mr. Chen serves as the General Partner of Chen Capital Partners, L.P.  The principal occupation of Mr. Chen and Mr. Lattanzio is investment management, and each serve as managing members of Lattanzio Chen Management, LLC.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)
Mr. Chen is a United States citizen.  Mr. Lattanzio is a United States citizen.  Lattanzio Chen Partners, LP is a Delaware limited partnership.  Lattanzio Chen Management, LLC is a Delaware limited liability company.  Chen Capital Partners, L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons and the Partnership.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 30, 2008.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Chen may be deemed to be the beneficial owner of 2,516,457 Shares, or 10.77% of the shares of the Issuer, based upon the 23,356,395 shares outstanding as of October 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2010 as filed on November 8, 2010.

As of the date hereof, Mr. Lattanzio may be deemed to be the beneficial owner of 1,650,000 Shares, or 7.06% of the shares of the Issuer, based upon the 23,356,395 shares outstanding as of October 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2010 as filed on November 8, 2010.

As of the date hereof, Lattanzio Chen Management, LLC may be deemed to be the beneficial owner of 1,650,000 Shares, or 7.06% of the shares of the Issuer, based upon the 23,356,395 shares outstanding as of October 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2010 as filed on November 8, 2010.

As of the date hereof, Lattanzio Chen Partners, L.P. may be deemed to be the beneficial owner of 1,425,000 Shares, or 6.10% of the shares of the Issuer, based upon the 23,356,395 shares outstanding as of October 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2010 as filed on November 8, 2010.

As of the date hereof, Chen Capital Partners, L.P. may be deemed to be the beneficial owner of 225,000 Shares, or 0.96% of the shares of the Issuer, based upon the 23,356,395 shares outstanding as of October 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended September 30, 2010 as filed on November 8, 2010.

(b)
Mr. Chen has the sole power to vote or direct the vote of 856,553 shares of Common Stock; has the shared power to vote or direct the vote of 1,659,904 shares of Common Stock; has sole power to dispose or direct the disposition of 856,553 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,659,904 shares of Common Stock.  The 856,553 shares over which Mr. Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by the Partnership and Mr. Chen's personal trading account and IRA account.  This amounts also includes 9,742 shares owned by Herbert Chen's wife and 600 shares owned by his minor daughter.

Mr. Lattanzio has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,650,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,650,000 shares of Common Stock.

Lattanzio Chen Management, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,650,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,650,000 shares of Common Stock.

Lattanzio Chen Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,425,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,425,000 shares of Common Stock.

Chen Capital Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 225,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 225,000 shares of Common Stock.

(c)	The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the reporting persons are set forth in Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement among the Reporting Persons. Exhibit B – Transactions During the Past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2011
(Date)

/s/ Herbert Chen(1)
Herbert Chen

/s/ John Lattanzio(1)
John Lattanzio

Lattanzio Chen Management, LLC(1)

By: /s/ Herbert Chen
Herbert Chen
Managing Member

Lattanzio Chen Partners, L.P.(1)

By: Lattanzio Chen GP, LLC
General Partner

By: /s/ Herbert Chen
Herbert Chen
Managing Member

Chen Capital Partners, L.P.(1)

By: /s/ Herbert Chen
Herbert Chen
General Partner

(1) Each of the Reporting Persons disclaims beneficial ownership except to the extent of his or its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment 3, dated March 8, 2011 relating to the Common Stock, $0.001 par value per share, of TranSwitch Corporation shall be filed on behalf of the undersigned.

March 8, 2011
(Date)

/s/ Herbert Chen
Herbert Chen

/s/ John Lattanzio
John Lattanzio

Lattanzio Chen Management, LLC

By: /s/ Herbert Chen
Herbert Chen
Managing Member

Lattanzio Chen Partners, L.P.

By: Lattanzio Chen GP, LLC
General Partner

By: /s/ Herbert Chen
Herbert Chen
Managing Member

Chen Capital Partners, L.P.

By: /s/ Herbert Chen
Herbert Chen
General Partner

Exhibit B

TRANSACTIONS DURING THE PAST 60 DAYS

TRANSACTIONS BY HERBERT CHEN

Date of Transaction	Number Purchased/ (Sold)	Price ($)

2/14/11	23,797	\\	$2.26
2/15/11	85,000		$2.46
3/3/11	50,000		$2.73
3/7/11	50,000		$2.73

TRANSACTIONS BY CHEN CAPITAL PARTNERS, LP

Date of Transaction	Number Purchased/ (Sold)	Price ($)

2/24/11	30,000	$2.48
2/25/11	45,000	$2.60

SK 01127 0007 1177589